As filed with the Securities Exchange Commission on July 28, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NSTOR TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

NORMANDY ACQUISITION CORPORATION

AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

XYRATEX LTD

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.05 PER SHARE,

(Title of Class of Securities)

67018N108

(CUSIP Number of Class of Securities)

STEVE BARBER

CHIEF EXECUTIVE OFFICER

XYRATEX LTD

LANGSTONE ROAD

HAVANT PO9 1SA

UNITED KINGDOM

(011) 44 2392 496000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

COPIES TO:

TAD J. FREESE, ESQ.

LATHAM & WATKINS LLP

505 MONTGOMERY STREET, SUITE 2000

SAN FRANCISCO, CALIFORNIA 94111

(415) 391-0600

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Check the appropriate boxes below to designate any transactions to which the statement relates:

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Xyratex to acquire nStor

Significantly broadens opportunities for Xyratex in the Entry Level RAID market

Acquisition expected to be Accretive to Non-GAAP EPS in Fiscal 2006

Havant, UK — July 28, 2005 — Xyratex Ltd (Nasdaq: XRTX) and nStor Technologies, Inc (AMEX: NSO), today announced that they have signed a definitive merger agreement providing for Xyratex to acquire all of the outstanding shares of nStor in a transaction valued at approximately $21.2 million. The boards of directors of both companies have approved the merger agreement. For Xyratex, the acquisition of nStor augments the company’s already strong lineup of storage technology and platform solutions. The acquisition of nStor will combine Xyratex’s industry-leading expertise in high volume, high availability storage system enclosure design with nStor’s extensive experience and value-added RAID Controller and Storage Solution software providing a highly scalable set of offerings to meet customer requirements.

Under the terms of the merger agreement, Normandy Acquisition Corp, an indirect wholly owned subsidiary of Xyratex Ltd, will make a tender offer to purchase all of the outstanding shares of nStor’s common stock at a cash purchase price of $0.105 per share. The tender offer will be subject to certain conditions, including the tender of at least 88.1% of nStor’s shares of common stock. The tender offer is expected to commence on or about August 3, 2005 and is expected to be followed by a second step merger in which those shares not tendered will be converted into the right to receive the same $0.105 per share in cash. Stockholders representing approximately 37.5% of the outstanding shares have entered into support agreements under which they agreed, among other things, to tender their shares and, if necessary, to vote their shares in favor of the proposed merger.

“This proposed acquisition will strengthen Xyratex’s proven technology in the critical area of Entry Level RAID controller technology,” said Steve Barber, CEO of Xyratex. “This emerging high growth segment presents an exciting new opportunity for Xyratex. We believe that the combination of Xyratex’s existing intellectual property base with nStor’s Raid and software technology enables us to extend our leadership position and acquire new customers and positions us well for future growth.”

Xyratex defines the Entry Level RAID Storage Systems market segment to cover all External Storage Systems which have an end user price band up to $15,000. Using data provided by IDC, Xyratex estimates that the market opportunity for this segment is approximately $1.9 billion in 2005 growing to over $6.3 billion in 2008.

nStor has invested significantly to develop its leading-edge low cost storage systems product range. This includes Storage Solution technology and dual active RAID controllers developed around a stable firmware core. A key element of Xyratex’s business strategy is to expand its technology base to incorporate more captive RAID controller technology into its product offerings within the External Storage Systems market.

“This business combination gives us the opportunity to significantly expand our activities within the storage market and complement our global strategy to provide cost effective storage solutions to OEM and Solutions Integrator customers,” said Todd Gresham, CEO of nStor. “We believe moving forward with Xyratex will allow us to fully leverage our market and technology competencies to bring additional value to our combined customer sets.”

A conference call to discuss the acquisition of nStor will be broadcast live via the internet at http://www.xyratex.com/investors on Friday, July 29, 2005 at 5:30 a.m. Pacific Time/8:30 a.m. Eastern Time. You can also access the conference call by dialing (866) 543-6408 in the United States and (617) 213-8899 outside of the United States, passcode 67763097.

The press release will be posted to the company web site www.xyratex.com.

A replay will be available through August 5, 2005 following the live call by dialing (888) 286-8010 in the United States and (617) 801-6888 outside the United States, replay code 41444498.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of nStor. nStor stockholders are advised to read the tender offer statement and the solicitation /recommendation statement regarding the acquisition referenced in the press release, which will be filed with the Securities and Exchange Commission upon the commencement of the tender offer. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decisions are made with respect to the offer. nStor stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when they are available and copies of other documents filed by Xyratex and nStor with the SEC at the SEC’s web site at www.sec.gov. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by nStor stockholders without cost to them from Xyratex and nStor.

Safe Harbor Statement

This press release contains forward–looking statements that involve risks and uncertainties. These forward-looking statements include statements regarding future results or financial performance of Xyratex, including statements relating to the acquisition of nStor, strengthening Xyratex’s position in the storage market and enabling Xyratex to build future storage and disk cleaning products. Such statements are just predictions and involve risks and uncertainties such that actual results and performance may differ materially. Factors that might cause such a difference include successful integration of NStor’s assets and employees into Xyratex, building future disk cleaning products, Xyratex’s inability to compete successfully in the competitive and rapidly changing marketplace, failure to retain key employees, cancellation or delay of projects and continued adverse general economic conditions in the U.S. and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in Xyratex’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About nStor

Headquartered in Carlsbad, Calif., nStor Technologies, Inc. is a developer of data storage solutions that are ideally suited for both large enterprises as well as small to mid-sized businesses. nStor’s flagship controller technology and StorView software form the foundation for the OneStor and NexStor family of turnkey solutions that support Microsoft Windows, Linux, UNIX and Macintosh operating environments. Designed for storage-intensive environments and mission-critical applications, nStor’s products are offered in various architectures including Fibre Channel, SCSI and SATA and are focused on addressing customers’ business needs and applications. nStor markets its storage solutions through a global network of OEM partners and systems integrators. For more information, visit www.nstor.com.

Contacts:

nStor Marketing & Alliances

Lisa Hart

Tel: +1 (760) 683-2516

Email: lhart@nstor.com

Website: www.nstor.com

About Xyratex

Xyratex is a leading provider of enterprise data storage subsystems and storage process technology. Xyratex designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

Contacts:

Xyratex Investor Relations

Brad Driver

Tel: +1 (408) 325-7260

Email: bdriver@us.xyratex.com

Website: www.xyratex.com

Xyratex Public Relations

Curtis Chan

CHAN & ASSOCIATES, INC.

Tel: +1 (714) 447-4993

Email: cj_chan@chanandassoc.com